November 29, 2011

By EDGAR submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Attention:  Mr. Rufus Decker, Accounting Branch Chief

Re:  Deckers Outdoor Corporation

Form 10-K for the Year ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the Period ended June 30, 2011

Filed August 8, 2011

File No. 0-22446

Dear Mr. Decker:

This letter is being respectfully submitted by Deckers Outdoor Corporation (“the Company”) in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q contained in the letter dated November 14, 2011 (the “Letter”).

The Company’s responses are keyed to the numbered paragraphs that correspond to the comments made by the Staff in the Letter.  Each response is preceded by a reproduction of the applicable Staff comment.

Form 10-K for the Year Ended December 31, 2010

General

1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

The Company’s Response:

The Company notes the Staff’s comment.  Where the comments below request additional disclosures or other revisions, the Company has provided its anticipated disclosures or revisions.  The Company undertakes to include any such disclosures or revisions in future filings that it makes with the SEC.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Income (Loss) from Operations, page 33

2.  Your current discussion of the business reasons for changes between periods in unallocated overhead costs addresses only about a third of the overall change. Please revise your discussion to discuss and quantify the business reasons for a greater portion of the overall change.

The Company’s Response:

The Company notes the Staff’s comment.  As discussed below, the Company has disclosed in subsequent filings that it has made with the SEC, and will continue to disclose, to the best of its ability, in its future filings with the SEC beginning with the Form 10-K for the year ended December 31, 2011, a greater portion of the overall change for changes between periods in unallocated overhead costs identified in its results of operations.

Please note that, with respect to the Form 10-K for the year ended December 31, 2010, the discussion of the business reasons for changes in unallocated overhead costs between periods addressed only about a third of the overall change due to the remaining portion of the difference being comprised of multiple independently immaterial differences within various operating expense groups, each of which comprised less than 5% each of the overall change.

Please also note that in its filings made with respect to quarters subsequent to December 31, 2010 (periods ended March 31, 2011, June 30, 2011 and September 30, 2011), the Company discussed the business reasons for changes between periods in unallocated overhead costs with respect to a much greater portion of the overall changes, with approximately 60% of the overall changes being discussed in these filings on average.

Liquidity and Capital Resources, page 38

3.  Given your significant foreign operations, please revise your liquidity disclosure to address the following:

•                  Disclose the amount of foreign cash and short term investments you have as compared to your total amount of cash and short term investments as of December 31, 2010; and

•                  Discuss the fact that if the foreign cash and short term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

The Company’s Response:

The Company notes the Staff’s comment.  The Company has included the below disclosure in its Form 10-Q for the period ended September 30, 2011, in Management’s Discussion and Analysis and will continue to make this disclosure in its future filings with the SEC, to the extent such disclosure remains accurate.  The Company advises the Staff that it has not historically held a material amount of cash and short-term investments in foreign accounts that would be subject to additional income taxes if it were to be repatriated.

“For the full year 2011, we expect to generate approximately 23% of our pre-tax earnings from a country which does not impose a corporate income tax.  Unremitted earnings of non-US subsidiaries are expected to be reinvested outside of the US indefinitely.  Such earnings would become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends.  As of September 30, 2011, we had an immaterial amount of cash and cash equivalents outside the US that would be subject to additional income taxes if it were to be repatriated.  We have no plans to repatriate any of our foreign cash.”

Please also note that the Company included the following information in its Form 10-K for the year ended December 31, 2010 in the Notes to Consolidated Financial Statements in the Income Taxes footnote, on page F-17.

“As of December 31, 2010, withholding and US taxes have not been provided on approximately $85,000 of unremitted earnings of non-US subsidiaries because the Company has reinvested these earnings permanently in such operations.  Such earnings would become taxable upon the sale or liquidation of these subsidiaries or upon remittance of dividends.”

Item 15 — Exhibits, Financial Statement Schedules, page 50

Financial Statements

Consolidated Statements of Stockholders’ Equity and Comprehensive Income, page F-6

4.  Please revise your presentation to separately disclose comprehensive income attributable to Deckers Outdoor Corp. and comprehensive income attributable to noncontrolling interest. Refer to FASB ASC 220-10-45-5 and ASC 810-10-50-1A(a).

The Company’s Response:

The Company notes the Staff’s comment.  The Company will separately disclose comprehensive income attributable to Deckers Outdoor Corp. and comprehensive income attributable to noncontrolling interest in future filings with the SEC beginning with the Form 10-K for the year ending December 31, 2011.

Please note that in quarters subsequent to December 31, 2010 (periods ended March 31, 2011, June 30, 2011, and September 30, 2011), the Company separately disclosed comprehensive income attributable to Deckers Outdoor Corp. and to noncontrolling interest, respectively, in the Notes to Condensed Consolidated Financial Statements and intends to present a similar disclosure in its future filings with the SEC, including on the face of the financial statement in which comprehensive income is presented (the Statement of Stockholders’ Equity in the Form 10-K for the year ending December 31, 2011).

Revenue Recognition, page F-8

5.  Please discuss your revenue recognition policy for sales made at retail stores here and elsewhere in the filing.

The Company’s Response:

The Company notes the Staff’s comment, and the Company will expand the policy disclosure, as follows,  to explain the revenue recognition policy for sales made at retail stores in the Summary of Significant Accounting Policies footnote beginning with the Form 10-K for the period ending December 31, 2011.  The Company will also make a similar disclosure in Management’s Discussion and Analysis, Critical Accounting Policies and Estimates.

Revenue Recognition

The Company recognizes wholesale, eCommerce, and international distributor revenue when products are shipped and retail revenue at the point of sale.  All sales are recognized when the customer takes title and assumes risk of loss, collection of relevant receivable is reasonably assured, persuasive evidence of an arrangement exists, and the sales price is fixed and determinable.  For wholesale and international distributor sales, allowances for estimated returns, discounts, chargebacks, and bad debts are provided for when related revenue is recorded.  For eCommerce sales, allowances for estimated returns and bad debts are provided for when related revenue is recorded.  For retail sales, allowances for estimated returns are provided for when related revenue is recorded.  The Company presents revenue net of taxes collected from customers and remitted to governmental authorities.

Form 10-Q for the Period Ended June 30, 2011

General

6.     Please address the comments above in your interim filings as well, as applicable.

The Company’s Response:

The Company notes the Staff’s comment.  Please see the responses for each comment above.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; provided, however, that the foregoing shall not preclude the Company from asserting any defense, counterclaims or similar action or remedy that may otherwise be available to the Company at law or in equity.

Please advise us if we can provide any further information or assistance.   You may contact me at (805) 967-7611 with any questions.

Sincerely,

/s/ Thomas A. George
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation

cc:    Angel R. Martinez

President and Chief Executive Officer

Deckers Outdoor Corporation